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Mr. Daniel F. Duchovny
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

September 20, 2005

Re:
USHEALTH Group, Inc.
Amended Schedule 13E-3, filed on September 1, 2005
File No. 005-34630

Dear Mr. Duchovny:

        On behalf of Special Situations Holdings, Inc.—Westbridge ("SSH"), CAA Acquisition Corp. ("CAA"), Credit Suisse First Boston Management LLC ("Management LLC"), Credit Suisse, a Swiss bank (successor through merger to the former Credit Suisse First Boston Bank, "Credit Suisse") and Mr. Benjamin Cutler ("Mr. Cutler," and, together with SSH, CAA, Management LLC and Credit Suisse, the "Filing Persons"), we are responding to the specific comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") raised in your letter dated September 12, 2005, with respect to the amended Schedule 13E-3/A filed with the Commission on September 1, 2005 (the "Schedule 13E-3") relating to USHEALTH Group, Inc. ("USHEALTH" or the "Company"). We are responding to the Staff's comment. The Filing Persons have filed Amendment No. 3 to the Schedule 13E-3 ("Amendment No. 3") in response to the Staff's comment.

        The Staff's comment is set forth in its entirety in italicized type in this letter. The response of the Filing Persons immediately follows the Staff's comment and/or is set forth in Amendment No. 3 filed today with the Commission.

Item 13. Financial Statements

1	We note you included financial information for the quarter ended March 31, 2005. Please revise to include the financial information for the period ended June 30, 2005, as required by Item 1010(a)(2) of Regulation M-A. Please make the necessary corresponding revisions in this section and throughout the schedule.

Response to Comment No. 1:

        The requested disclosure has been provided. Please see pages 32-33 of Amendment No. 3.

                        Very truly yours,

                        /s/  MARK E. PALMER

                        Mark E. Palmer

cc:
Mr. Alan Freudenstein
Mr. Gregory Grimaldi
Mina Yu, Esq.
Dana Troetel, Esq.
Mr. Benjamin M. Cutler
Patrick H. O'Neill, Esq.
Robert Reder, Esq.
Brandon E. Ziegler, Esq.